EXHIBIT 14.1

CODE OF ETHICS AND BUSINESS CONDUCT

The Board maintains policies and procedures (which we refer to as our Code) that represent both the code of ethics for the principal executive officer, principal financial officer and principal accounting officer under SEC rules and the code of business conduct and ethics for directors, officers and employees. The Code applies to all directors, officers and employees.

The code is posted on this internet site and is available free of charge by writing to:

Laredo Oil, Inc.
2203 Townes Lane
Austin, TX 78703-2329

Or by calling us at 512-961-3801.

The Board Affairs Committee will review any issues with the Code involving an executive officer or director and will report its findings to the Board. The Board does not envision that any waivers of the Code will be granted, but should a waiver occur for an executive officer or director, it will also be promptly disclosed on the site.

The Code consists of the Ethics Policy, the Conflicts of Interest Policy, the Corporate Assets Policy, the Directorships Policy and the section below called the, “Procedures and Open Door Communications.”

The Code follows:

Ethics Policy

The policy of Laredo Oil, Inc. is to comply with all governmental laws, rules and regulations applicable to its business.

Additionally, the Corporation expects compliance with its standard of integrity throughout the organization and will not tolerate employees who achieve results at the cost of violation of law or who deal unscrupulously. The Corporation’s directors and officers support, and expect the Corporation’s employees to support, any employee who passes up an opportunity or advantage that would sacrifice ethical standards.

It is the Corporation’s policy that all transactions will be accurately reflected in its books and records. Employees are expected to record all transactions accurately in the Corporation’s books and records, and to be honest and forthcoming with the Corporation’s internal and independent auditors.

The Corporation expects candor from employees at all levels and adherence to its policies and internal controls.

It is the Corporation’s policy to make full, fair, accurate, timely and understandable disclosure in reports and documents that the Corporation files with the United States Securities and Exchange Commission and in other public communications. All employees are responsible for reporting material information known to them to higher management so that the information will be available to senior executives responsible for making disclosure decisions.

Conflict of Interest Policy

It is the policy of Laredo Oil, Inc. that directors, officers and employees are expected to avoid any actual or apparent conflict between their own personal interests and the interests of the Corporation. Directors, officers and employees are expected to refrain from taking for themselves opportunities discovered through their use of corporate assets or through their positions with the Corporation. Directors, officers and employees are expected to avoid securities transactions based on material, nonpublic information learned through their positions with the Corporation. Directors, officers and employees are expected to refrain from competing with the Corporation.

Corporate Assets Policy

It is the policy of Laredo Oil, Inc. that directors, officers and employees are expected to protect the assets of the Corporation and use them efficiently to advance the interests of the Corporation. Those assets include tangible assets and intangible assets, such as confidential information of the Corporation. No director, officer or employee should use or disclose at any time during or subsequent to employment or other service to the Corporation, without proper authority or mandate, confidential information obtained from any source in the Corporation’s business.

Directorships Policy

It is the policy of Laredo Oil, Inc. to restrict the holdings by officers and employees of directorships in nonaffiliated, for-profit organizations and to prohibit the acceptance by any officer or employee of such directorship that would involve a conflict of interest with, or interfere with, the discharge of the officer’s or employee’s duties to the Corporation. Any officer or employee may hold directorships in nonaffiliated, nonprofit organizations, unless such directorships would involve a conflict of interest with, or interfere with, the discharge of the officer’s or employee’s duties to the Corporation, or obligate the Corporation to provide support to the nonaffiliated, nonprofit organizations. Officers and employees may serve as directors of affiliated companies and such service may be part of their normal work assignments.

All directorships in public companies held by directors of the Corporation are subject to review and approval by the Board of Directors of the Corporation. In all other cases, directorships in nonaffiliated, for-profit organizations are subject to review and approval by the management of the Corporation, as directed by the Chairman.

Procedures and Open Door Communication

Laredo Oil, Inc. encourages employees to ask questions, voice concerns and make appropriate suggestions regarding the business practices of the Corporation. Employees are expected to report promptly to management suspected violations of law, the Corporation’s policies and the Corporation’s internal controls, so that management can take appropriate corrective action. The Corporation promptly investigates reports of suspected violations of law, policies, and internal control procedures.

Management is ultimately responsible for the investigation of and appropriate response to reports of suspected violations of law, policies and internal control procedures. Internal Audit has primary responsibility for investigating violations of the Corporation’s internal controls, with the assistance from others, depending on the subject matter of the inquiry. The persons who investigate suspected violations are expected to exercise independent and objective judgment.

Failure to behave honestly and failure to comply with law, the Corporation’s policies, and the Corporation’s internal controls may result in disciplinary action, up to and including separation.

No one in the Corporation has the authority to make exceptions or grant waivers to the Corporation’s foundation policies. It is recognized that there will be questions about the application of the policies to specific activities and situations. In cases of doubt, directors, officers and employees are expected to seek clarification and guidance. In those instances where the Corporation, after review, approves an activity or situation, the Corporation is not granting an exception or waiver but is determining that there is no policy violation. If the Corporation determines that there is or would be a policy violation, appropriate action is taken.